SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 ACR GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    00087B101
                                 (CUSIP number)

                                JOHN L. THOMPSON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                           c/o ST. JAMES CAPITAL CORP.
                       1980 POST OAK BOULEVARD, SUITE 2030
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 27, 1997
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

      Check the following box if a fee is being paid with this statement.  |_|

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP No. 00087B101

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1     NAME OF REPORTING PERSONS               St. James Capital Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS           76-0478198
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                       WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

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NUMBER OF               7     SOLE VOTING POWER                      1,418,229
SHARES                  --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                            0
OWNED BY                --------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                 1,418,229
REPORTING               --------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER                       0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,418,229

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12.3

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14    TYPE OF REPORTING PERSON                                              PN

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
ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

250,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock acquired by the Partnership on October 14, 1996. Such warrants are presently exercisable at an exercise price of .58594 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated October 9, 1996. These warrants expire on May 26, 1999.

Effective as of January 24, 1997, ACR and the Partnership entered into a financing arrangement pursuant to which ACR agreed to issue additional warrants and the Convertible Note in exchange for $1,400,280 (the "Financing"). The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated January 24, 1997 by and between ACR and the Partnership. The Financing closed on January 27, 1997.

280,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock issued to the Partnership in connection with the Financing. Such warrants are presently exercisable at a price of $1.625 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated January 24, 1997. These warrants expire on January 24, 2002.

Up to 593,055 of the Shares shall be issuable upon conversion of the Convertible Note within the next sixty (60) days. The Convertible Note bears interest at a rate of ten percent (10%) per annum and may be converted by the Partnership at any time. ACR has the right to require conversion of the Convertible Note if the market price for a share of Common Stock as of the last trade of each of twenty
(20) consecutive trading days is $3.25 or more.

Additionally, on January 24, 1997, ACR and the Partnership executed a Registration Rights Agreement pursuant to which ACR granted to the Partnership certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing (the "Registration Rights Agreement"). The Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by ACR.

SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship relates to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BY:   ST. JAMES CAPITAL CORP.,
                                    general partner

                                                       February 10, 1997
                                                            (Date)


                                                   /s/ JOHN L. THOMPSON
                                                       (Signature)


                                                 JOHN L. THOMPSON, PRESIDENT
                                                      (Name/Title)

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